Exhibit (a)(5)(xv)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CNX GAS CORPORATION	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 5377-VCL

EMERGENCY APPLICATION FOR CERTIFICATION

OF INTERLOCUTORY APPEAL

Pursuant to Supreme Court Rule 42, plaintiffs James R. Gummel, Ira Gaines, and Harold L. Hurwitz (collectively “Plaintiffs”), by and through their undersigned counsel, hereby request the entry of an Order, in the form attached hereto, granting leave to pursue an interlocutory appeal of the Court of Chancery’s Opinion, of May 25, 2010, denying Plaintiffs’ motion for a preliminary injunction in this action (the “Opinion,” attached as Exhibit A hereto). The parties presented argument to the Court on May 24, and the Court issued its Opinion and entered an Order denying plaintiffs’ motion for injunctive relief at 11:41 p.m. on May 25. The Tender Offer is scheduled to close at 5 p.m. New York time today, May 26. Accordingly, plaintiffs respectfully request the Court to immediately consider this Application so that they have sufficient time to present it to the Delaware Supreme Court before the Tender Offer closes.

INTRODUCTION

Plaintiffs sought a preliminary injunction to enjoin a transaction publicly announced on March 21, 2010, pursuant to which CNX Gas Corporation (“CNX Gas” or the “Company”) will be acquired by its controlling shareholder, CONSOL Energy, Inc. (“CONSOL”) (the “Proposed Transaction”). The Tender Offer commenced on April 28, 2010, with CONSOL filing a Tender Offer Statement pursuant to Schedule TO together with a Rule 13E-3 Transaction Statement (the “Schedule TO”).

By Order dated May 25, 2010, this Court denied Plaintiffs’ motion for a preliminary injunction. The Court found that the Proposed Transaction was subject to entire fairness review under the standards set forth in In re Cox Commc’n, Inc. S’holder Litig., 879 A.2d 604 (Del. Ch. 2005). Nonetheless, the Court found that plaintiffs had not made a sufficient showing of irreparable injury in that the Court ruled that plaintiffs and the class could be entitled to money damages if successful at trial. Op. at 41-42.

In applying the Cox Commc’n analysis, the Court recognized that it was not following recent Court of Chancery precedents including In re Pure Resources, Inc. S’holders Litig., 808 A.2d 421 (Del. Ch. 2002) and In re Cox Radio, Inc. S’holders Litig., C.A. No. 4461-VCP, 2010 WL 1806616 (Del. Ch. May 6, 2010). Op. at 28. The Court noted, however, that “[w]ere I evaluating the Tender Offer under the Pure Resources standard, I would incline toward (i) enjoining the transaction preliminarily until CONSOL modified the Tender Offer to exclude the Mid-Cap Growth Fund shares from the majority of the minority calculation and (ii) requiring disclosure of the change followed by sufficient time for CNX Gas stockholders to consider its implications and respond. But because I am evaluating the Tender Offer under the Cox Communications unified standard, I do not need to rule definitively on the effectiveness of the majority-of-the-minority condition.” Op. at 37.

The Opinion addresses an original question of Delaware law:

“I recognize that by applying the unified standard, I reach a different conclusion that the recent Cox Radio decision, which opted to follow Pure Resources. . . . The choice among Lynch, Pure Resources, and Cox Communications implicates fundamental issues of Delaware law and public policy that only the Delaware Supreme Court can resolve. Until the Delaware Supreme Court has the opportunity to address Lynch and Siliconix definitively, I believe the unified standard from Cox Communications offers the coherent and correct approach.”

Op. at 28 (emphasis added). Interlocutory appellate relief is warranted.

STATEMENT OF FACTS

Given the Court’s familiarity with the subject matter of this case, Plaintiffs incorporate by reference the Statement of Facts contained in Plaintiffs’ Opening and Reply Briefs in Support of Their Motion for a Preliminary Injunction

ARGUMENT

I.	INTERLOCUTORY APPELLATE REVIEW IS NEEDED TO PREVENT IRREPARABLE HARM FROM THE COERCIVE PROPOSED TRANSACTION

In support of their preliminary injunction motion, Plaintiffs submitted substantial evidence demonstrating that the Proposed Transaction is procedurally unfair because, inter alia: (a) there is no “majority of the minority” tender condition because T. Rowe Price already controls approximately 9.5 million shares of the 12.5 million shares of CNX Gas stock that must be tendered in order to reach the 90 percent threshold for a short-form merger; (b) the Special Committee did not have “free rein,” see Pure Resources, Inc. S’holders Litig., 808 A.2d 421, 445 (Del. Ch. 2002), or adequate time; (b) CONSOL has made retributive threats if the Proposed Transaction is not completed; and (d) defendants are soliciting tenders through public documents containing material omissions. See Pl. Br. at 19-32. Moreover, Plaintiffs established that the Proposed Transaction is unfairly priced, due to: (a) deficiencies in Lazard and Stifel’s analyses; (b) the fact that CONSOL has made no pretense of the fact that it was unwilling to pay an entirely fair price to CNS Gas shareholders and the fact that the deal was “negotiated” by T. Rowe Price, an entity with interests and entanglements far different from those of the average CNX Gas shareholder, and not an independent Special Committee armed with sufficient and appropriate negotiating authority; and (c) CONSOL’s inability to demonstrate that the price offered in the Proposed Transaction is entirely fair. See Pl. Br. at 32-42.

The Court has apparently sided with the plaintiffs in that it has sufficient questions regarding the deliberations of the Special Committee and the efficacy of the minimum tender condition, that it has ruled that the case can proceed to trial for entire fairness under the Cox Communications standard. Nonetheless, the Court declined to follow Pure Resources and Cox Radio by not issuing an injunction to prevent the consummation of the Tender Offer. The Court understood that had it done so, an injunction could issue here:

[w]ere I evaluating the Tender Offer under the Pure Resources standard, I would incline toward (i) enjoining the transaction preliminarily until CONSOL modified the Tender Offer to exclude the Mid-Cap Growth Fund shares from the majority of the minority calculation and (ii) requiring disclosure of the change followed by sufficient time for CNX Gas stockholders to consider its implications and respond. But because I am evaluating the Tender Offer under the Cox Communications unified standard, I do not need to rule definitively on the effectiveness of the majority-of-the-minority condition.

Op. at 37.

Interlocutory appellate review is necessary because Plaintiffs will suffer irreparable injury if a stay is not granted. Defendants, in blatant breach of their fiduciary duties of loyalty, care, and disclosure, have stranded the Company’s shareholders without the procedural protections to which they are entitled, without information material to a full understanding of the Proposed Transaction, and without a fair price for their shares. Should this Court fail to grant the interlocutory appellate review of the Opinion, Plaintiffs will be forever deprived of their ability to voluntarily decide whether they should participate in the Proposed Transaction. The Court recognized in issuing its injunction in Pure Resources. In that case, the Court held:

This court has recognized that irreparable injury is threatened when a stockholder might make a tender or voting decision on the basis of materially misleading or inadequate information. Likewise, the possibility that structural coercion will taint the tendering process also gives rise, in my view, to injury sufficient to support an injunction. The more tailored relief of an injunction also has the advantage of allowing a restructured Offer to proceed, potentially obviating the need for a complex, after-the-fact, damages case.

808 A.2d at 452 (emphasis added) (footnote omitted). See also Eisenberg v. Chicago Milwaukee Corp., 537 A.2d 1051, 1062 (Del. Ch. 1987) (“As this Court has recognized, to permit a deficient offer to go forward might forever deprive the tendering shareholders of their right to be treated fairly. In that event the harm could not easily be undone, and given the nature of the shareholder interests at stake, damages would not be a meaningful or adequate remedy. Therefore the threatened harm is irreparable…”)(emphasis added); Gilmartin v. Adobe Resources Corp., 1992 Del. Ch. LEXIS 80, at *43 (Del. Ch. Apr. 6, 1992) (“The Court further concludes that because this information was material to an informed vote by the Preferred Stockholders, those stockholders will be irreparably harmed if the consummation of the merger is not preliminarily enjoined. The right to cast an informed vote is specific, and its proper vindication in this case requires a specific remedy such as an injunction, rather than a substitutionary remedy such as damages. To allow the merger to go forward would deprive the Preferred Stockholders of that right …”) (emphasis added).

In contrast, Defendants will not suffer harm should the court grant Plaintiffs’ request for certification of interlocutory appeal. There is no indication that CNX Gas must be sold immediately, no indication that CNX Gas is in danger of any type of downgrade, and no indication that CONSOL is prepared to abandon the Tender Offer if it is not completed immediately, and no legitimate rationale as to why they would do so after having invested this much effort and expense.

II.	THE COURT’S OPINION AND OPINION SATISFY THE REQUIREMENTS OF SUPREME COURT RULE 42

The decision whether to grant an application for interlocutory review under the circumstances present here is governed by Supreme Court Rule 42(b), which states that an interlocutory order may be certified for appellate review if the order determines a substantial issue, establishes a legal right, and satisfies one or more of the five alternative criteria set forth in Supreme Court Rule 42(b)(i)-(v). As the Delaware Supreme Court has observed:

Interlocutory appeals, pursuant to Supreme Court Rule 42, can serve a beneficial purpose in the administration of justice by advancing the termination of litigation and saving time in the trial courts if an important threshold question can be resolved, and the resolution of the question will save substantial time and expense.

Rhone-Poulenc Basis Chemicals Co. v. American Motorists Ins. Co., 616 A.2d 1192, 1194 n. 1 (Del. 1992). As established below, the Opinion satisfies all of the requirements for certification of an interlocutory appeal.

A. The Opinion Determines A Substantial Issue

The Delaware Supreme Court has held that a “substantial issue” is one which relates to the merits of the case and not to collateral matters, such as discovery. Casteldo v. Pittsburgh-Des Moines Steel Co., 301 A.2d 87 (Del. 1973). This element of Rule 42 must be evaluated by considering the import of the issue being decided and the role it plays in the case at bar.1 “[W]here an interlocutory order decides a main question of law

[1]	Compare Sports Complex, Inc. v. Golt, 1994 Del. LEXIS 179, at *3 (Del. May 27, 1994) (applicability of strict liability standard in denial of partial summary judgment involved that is at issue in the case, the ‘substantial issue’ requirement will be met.” Starkman v. United Parcel Services of Am., Inc., 1999 WL 33318825, at *2 (Del. Ch. Oct. 20, 1999). The Supreme Court has recognized that orders denying motions for preliminary injunction decide such substantial issues. See Tanzer v. Int’l Gen. Indus., Inc., 379 A.2d 1121, 1122 (Del. 1977) (overturned on other grounds by Weinberger v. UOP, Inc., 457 A.2d 701 (Del. 1983)) (denial of preliminary injunction of a freeze-out merger “determined a substantial issue and established a legal right between the parties to this controversy” where the Court of Chancery “made significant findings and stated conclusions on the merits about plaintiffs’ right to relief,” and noting that “surely what is before us involves more than an exercise of the Chancellor’s discretion”). See also Ivanhoe Partners v. Newmont Mining Corp., No. 341, 1987 (Del. Oct. 16, 1987) (Order) (accepting interlocutory appeal following denial of preliminary injunction); Pfizer, Inc. v. ICI Americas, Inc., 1984 WL 8262 (Del. Ch. Nov. 28, 1984) (certifying interlocutory appeal because denied preliminary injunction gave prevailing party right to use the plaintiffs’ proprietary information).

In the present case, there can be no question that the issues decided in the Opinion relate directly to the merits of this case, and that the Opinion determined substantial rights. The Court itself noted that “I recognize that by applying the unified standard, I reach a different conclusion that the recent Cox Radio decision, which opted to follow Pure Resources. … The choice among Lynch, Pure Resources, and Cox Communications implicates fundamental issues of Delaware law and public policy that only the Delaware

“substantial issue”) and Myer v. Dyer, 1987 WL 11452 (Del. Super. May 27, 1987) (whether statute of limitations applies to certain claims is substantial issue) with Hoechst Celanese Corp. v. Nat ‘l Union Fire Ins. Co. of Pittsburgh, 634 A.2d 938, 1993 Del. LEXIS 420, at *2 (Del. Nov. 16, 1993) (discovery order compelling production of privileged materials not substantial issue).

Supreme Court can resolve. Until the Delaware Supreme Court has the opportunity to address Lynch and Siliconix definitively, I believe the unified standard from Cox Communications offers the coherent and correct approach.” Op. at 28.

A legal right is established when the Court determines an issue essential to the positions of the parties regarding the merits of the case, i.e., “where one of the parties’ rights has been enhanced or diminished as a result of the order.” See Donald J. Wolfe, Jr. & Michael A. Pittenger, CORPORATE AND COMMERCIAL PRACTICE IN THE DELAWARE COURT OF CHANCERY, § 14-4[b] (citing Monsanto Co. v. Aetna Cas. & Sur. Co., 1991 Del. Ch. LEXIS 154 (Del. Ch. Sept. 25, 1991), and discussing cases). The Opinion clearly diminished the rights of Plaintiffs because the denial of a preliminary injunction - like the grant of a preliminary injunction - operates to establish legal rights. Thus, for example, the Delaware Supreme Court has accepted interlocutory appeals from orders denying preliminary injunction applications related to a tender offer, Paramount Comm. Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1994); the consummation of a merger with a third-party involving voting agreements with controlling stockholders, Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914 (Del. 2003); consummation of a freeze-out merger imposed by a majority stockholder, Tanzer, supra; consummation of a recapitalization, Levco Alternative Fund Ltd. v. Reader’s Digest Ass ‘n, Inc., 2002 Del. LEXIS 488 (Del. Aug. 13, 2002) (reversing and remanding with instructions to preliminarily enjoin the recapitalization); consummation of an asset option (lockup) agreement, Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261 (Del. 1989); and an alleged breach of a right of first refusal, Frank W. Diver, Inc. v. General Motors Corp., 1998 Del. LEXIS 327 (Del. Aug. 26, 1998).

This case presents similar issues. The Opinion allows Defendants to proceed with the Proposed Transaction, with no further disclosures to Plaintiffs. As such, Plaintiffs have been diminished, establishing a legal right warranting the grant of an interlocutory appeal.

B. The Opinion Meets The Further Criteria Of Rule 42(b)

In addition to determining a substantial issue and establishing a legal right, an interlocutory appeal must also meet at least one of the following criteria: (i) any of the criteria applicable to proceedings for certification of questions of law set forth in Rule 41;2 (ii) the interlocutory order has sustained the controverted jurisdiction of the trial court; (iii) the interlocutory order has reversed or set aside a prior decision of the court, a jury, or an administrative agency from which an appeal was taken to the trial court which had determined a substantial issue and established a legal right, and a review of the interlocutory order may terminate the litigation, substantially reduce further litigation, or otherwise serve considerations of justice; (iv) the interlocutory order has vacated or opened a judgment of the trial court; or (v) a review of the interlocutory order may terminate the litigation or may otherwise serve considerations of justice. Supr. Ct. R. 42(b)(i)-(v).

The Opinion meets at least two criteria set forth in Rule 42(b)(i)-(v). First, the Opinion decides a question of law that is subject to different legal standards and, as this

[2]	The criteria set forth in Rule 41 are that (i) the order must decide a “question of law [] of first instance in this State,” (ii) “[t]he decisions of the trial courts are conflicting upon the question of law” decided by the order, or (iii) “[t]he question of law relates to the constitutionality, construction, or application of a statute of this State which has not been, but should be, settled by the [Supreme] Court.” Supr. Ct. R. 41(b).

Court recognized, requires review of the Delaware Supreme Court. Op. at 28; Supr. Ct. R. 41(b)(i).

Moreover, interlocutory appellate review of the Opinion also is appropriate because it involves substantial issues and such review by the Supreme Court would serve the considerations of justice. Supr. Ct. R. 41(b)(iii). Considerations of justice will be served because there is a need to have these issues addressed and decided by the Supreme Court while there is still time for the most meaningful relief to be granted to Plaintiffs, i.e., the right to make an informed and uncoerced decision concerning the Proposed Transaction after being provided all material information relevant to that decision.

CONCLUSION

For the reasons set forth herein, Plaintiffs’ application for leave to pursue an interlocutory appeal should be granted.

Respectfully submitted,

Dated: May 26, 2010

RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky, Esq. (#3147)
Brian D. Long, Esq. (#4347)
919 North Market Street, Suite 980
Wilmington, Delaware 19801
(302) 295-5310

- and -

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP
Gregory M. Nespole, Esq.
Scott J. Farrell, Esq.
Rachel S. Poplock, Esq.
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Co-Lead Counsel for Plaintiffs

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